Exhibit 99.1

JinkoSolar Announces Second Quarter 2012 Results

SHANGHAI, China, August 23, 2012–JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•	Total solar product shipments were 302.1 megawatts (“MW”), of which 223.0MW were solar modules, 63.3MW were silicon wafers, and 15.8MW were solar cells. This represents an increase of 21.3% from 249.0 MW in the first quarter of 2012, and an increase of 18.9% from 254.1 MW in the second quarter of 2011.

•	Total revenues were RMB1.2 billion (US$194.9 million), representing an increase of 16.8% from the first quarter of 2012, and a decrease of 45.4% from the second quarter of 2011.

•	Gross margin was 8.4%, compared with 0.7% in the first quarter of 2012 and 25.4% in the second quarter of 2011.

•	In-house gross margin[1] was 11.2%, compared with 10.8% in the first quarter of 2012 and 30.5% in the second quarter of 2011.

•	Loss from operations was RMB82.5 million (US$13.0 million), compared with a loss from operations of RMB306.0 million in the first quarter of 2012, and an income from operations of RMB409.9 million in the second quarter of 2011.

•	Net loss was RMB310.5 million (US$48.9 million), compared with a net loss of RMB356.3 million in the first quarter of 2012, and net income of RMB235.3 million in the second quarter of 2011.

•	Diluted loss per share was RMB3.50 (US$0.55), compared with diluted loss per share of RMB4.01 in the first quarter of 2012, and diluted earnings per share of RMB2.23 in the second quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was RMB14.00 (US$2.20), compared with diluted loss per ADS of RMB16.04 in the first quarter of 2012, and diluted earnings per ADS of RMB8.91 in the second quarter of 2011. Each ADS represents four ordinary shares.

•	Non-GAAP net loss[2] in the second quarter of 2012 was RMB297.6 million (US$46.8 million), compared with non-GAAP net loss of RMB330.5 million in the first quarter of 2012, and non-GAAP net income of RMB 286.5 million in the second quarter of 2011.

•	Non-GAAP basic and diluted loss per share in the second quarter of 2012 was RMB3.35 (US$0.53). Non-GAAP basic and diluted loss per ADS was RMB13.40 (US$2.11) in the second quarter of 2012.

[1]	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.
[2]	JinkoSolar adjusts net loss to exclude 1) the expenses related to the issuance of the Company’s convertible senior notes, 2) changes in the fair value of the convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gains on the convertible senior notes and capped call options.

1

“We are pleased with the improvements in our performance in the second quarter as market conditions remained difficult due to continued module oversupply and global economic weakness. Despite further weakness in our module average selling prices (“ASPs), our gross margin improved sequentially from the first quarter, as our non-silicon cost decreased substantially and rapidly approached our targets for the year.” said Kangping Chen, JinkoSolar’s Chief Executive Officer. “We have continued to focus on our core business and worked to maintain our industry-leading position in terms of cost structure through improving efficiency without sacrificing the performance and reliability that our high quality modules are known for. JinkoSolar’s modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius/85% relative humidity conditions this month. As we compete globally, our results in the second quarter also demonstrate the effectiveness of our strategy and commitment to adapt to the different environments and conditions of our diversified markets and locations. For example, in the United Sates, we remain committed to meeting the demand of our customers there, and we have successfully adapted our strategy to mitigate the effects of the anti-dumping measures put in place, to increase our market share and shipments.”

“We now have more than 140 customers and are active in 21 countries, which is a testament to our reputation as a reliable partner and the increasing global appeal of our brand. We launched JinkoSolar Priority Solar Club partner program for our strategic customers this past month to further drive our module sales and reward customer loyalty. The success and profitability of our partners is critical to our success and we hope that this program will create stronger partnerships and help us further expand geographically.”

“Shipments to Italy and Germany were particularly strong in the second quarter. We continued to diversify away from Western Europe by expanding into new emerging markets. Sales in Eastern Europe continue to show strength as they do in Greece, Canada, Australia, Brazil, Japan and new markets such as Slovenia and Chile are promising. Our sales office in Singapore will allow us to further expand in Southeast Asia, a region where we see great potential in the coming quarters. China remains on track to deliver increasing opportunities as we expand our project development and EPC business there alongside our module sales. This year, we have more than 200 MW of government approved project development in the pipeline, which along with the existing subsidies and current solar market conditions in China, will provide many valuable opportunities and prospects for our downstream project business. Having worked diligently during the first half of the year, we expect to see benefits from these projects as we move into the second half of the year.”

“As we expect continued turbulence in the industry, deepening our relationships with customers and maintaining our reputation as one of the most reliable solar module producers remain our top priority. We believe our strong client relationships and reputation will continue to bring us increasing business opportunities as we push forward into the second half of 2012. We plan to continue to manage our business prudently and leverage our industry leading technology and cost structure to seize market opportunities and drive future growth.”

Second Quarter 2012 Financial Results

Total Revenues

Total revenues in the second quarter of 2012 were RMB1.2 billion (US$194.9 million), representing an increase of 16.8% from RMB1.1 billion in the first quarter of 2012, and a decrease of 45.4% from RMB2.3 billion in the second quarter of 2011. The sequential increase was primarily due to the increase in the sales volume of the Company’s solar modules, which was partially offset by the decrease in the ASPs of the Company’s modules.

2

Gross Profit and Gross Margin

Gross profit in the second quarter of 2012 was RMB103.6 million (US$16.3 million), compared with gross profit of RMB7.0 million in the first quarter of 2012 and gross profit of RMB576.4 million in the second quarter of 2011.

Gross margin was 8.4% in the second quarter of 2012, compared with 0.7% in the first quarter of 2012 and 25.4% in the second quarter of 2011. In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 11.2% in the second quarter of 2012, compared with 10.8% in the first quarter of 2012 and 30.5% in the second quarter of 2011.

Gross margin and in-house gross margin improved from the first quarter of 2012, primarily due to the continued reduction in costs for our polysilicon and auxiliary materials and improvements in our operating efficiency, which was partially offset by the declines in the ASPs of the Company’s solar modules.

Income / (Loss) from Operations and Operating Margin

Loss from operations in the second quarter of 2012 was RMB82.5 million (US$13.0 million), compared with a loss from operations of RMB306.0 million in the first quarter of 2012 and an income from operations of RMB409.9 million in the second quarter of 2011. Operating margin in the second quarter of 2012 was negative 6.7%, compared with negative 28.9% in the first quarter of 2012 and positive 18.1% in the second quarter of 2011.

Total operating expenses in the second quarter of 2012 were RMB186.1 million (US$29.3 million), representing a decrease of 40.5% from RMB313.0 million in the first quarter of 2012, which was negatively impacted by provisions for the advance to suppliers of RMB129.8 million (US$20.6 million), and an increase of 11.8% from RMB166.5 million in the second quarter of 2011.

The Company’s operating expenses represented 15.0% of its total revenues in the second quarter of 2012, representing a decrease from 29.5% in the first quarter of 2012, and an increase from 7.3% in the second quarter of 2011. Excluding the provision for the advance to suppliers in the first quarter of 2012, the operating expenses represented 17.3% of total revenues in the first quarter of 2012.

Interest Expense, Net

Net interest expense in the second quarter of 2012 was RMB54.8 million (US$8.6 million), representing a decrease of 6.8% from RMB58.8 million in the first quarter of 2012, and an increase of 19.9% from RMB45.7 million in the second quarter of 2011.

Foreign Currency Exchange Gain / (Loss)

Due to the depreciation of the Euro against the RMB during the second quarter of 2012, the Company recorded a foreign currency exchange loss of RMB178.2 million (US$28.0 million) in the second quarter of 2012, which was primarily due to exchange loss of RMB125.0 million (US$19.7 million) and loss in fair value of forward contracts of RMB53.2 million (US$8.3 million).

3

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from change in fair value of convertible senior notes and capped call options of RMB3.3 million (US$0.5 million) in the second quarter of 2012.

Income Tax (Expense)/ Benefit

The Company recognized an income tax benefit of RMB10.3 million (US$1.6 million) in the second quarter of 2012 due to the true-up recorded for income tax credits applicable to the Company in 2011 which were approved by the tax authorities in the second quarter of 2012. The Company did not recognize any tax benefits in the first quarter of 2012. The Company recognized an income tax expense of RMB45.0 million in the second quarter of 2011.

Net Income / (Loss) and Earnings / (Loss) per Share and per ADS

Net loss in the second quarter of 2012 was RMB310.5 million (US$48.9 million), compared with a net loss of RMB356.3 million in the first quarter of 2012 and a net income of RMB235.3 million in the second quarter of 2011.

Basic and diluted loss per share was RMB3.50 (US$0.55) in the second quarter of 2012. Basic and diluted loss per ADS was RMB14.00 (US$2.20) in the second quarter of 2012.

Non-GAAP net loss in the second quarter of 2012 was RMB297.6 million (US$46.8 million), compared with non-GAAP net loss of RMB330.5 million in the first quarter of 2012 and non-GAAP net income of RMB286.5 million in the second quarter of 2011.

Non-GAAP basic and diluted loss per share in the second quarter of 2012 was RMB3.35 (US$0.53). Non-GAAP basic and diluted loss per ADS was RMB13.40 (US$2.11) in the second quarter of 2012.

Financial Position

As of June 30, 2012, the Company had RMB617.6 million (US$97.2 million) in cash and cash equivalents and restricted cash, compared with RMB422.4 million of cash and cash equivalents and restricted cash as of March 31, 2012.

As of June 30, 2012, RMB533.4 million (US$84.0 million) of short-term investment were held as collateral for issuance of letters of credit, guarantee or bank acceptance notes, compared with RMB543.2 million of short-term investment held as collateral for issuance of letters of credit, guarantee or bank acceptance notes as of March 31, 2012.

Capital expenditures in the second quarter of 2012 were RMB43.6 million (US$6.9 million).

As of June 30, 2012, total short-term borrowings, including the current portion of long-term bank borrowings, were RMB2.3 billion (US$366.5 million), compared with RMB2.4 billion as of March 31, 2012. Total long-term borrowings were RMB275.0 million (US$43.3 million) as of June 30, 2012, compared with RMB172.5 million as of March 31, 2012.

4

As of June 30, 2012, the Company’s working capital deficit was RMB1.11 billion (US$174.7 million), compared with a deficit of RMB893.1 million as of March 31, 2012.

Second Quarter 2012 Operational Highlights

Solar Product Shipments

Total solar product shipments in the second quarter of 2012 were 302.1 MW, including 63.3 MW of silicon wafers, 15.8 MW of solar cells and 223.0 MW of solar modules. By comparison, total shipments for the first quarter of 2012 were 249.0 MW, consisting of 80.1 MW of silicon wafers, 11.8 MW of solar cells and 157.1 MW of solar modules.

Capacity Expansion of Solar Products

As of June 30, 2012, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity each remained at approximately 1,200 MW.

Recent Business Developments

•	In April 2012, JinkoSolar’s mono and multicrystalline solar modules achieved high yield performance results in PHOTON Laboratory’s January 2012 outdoor field tests.

•	In July 2012, JinkoSolar was selected as a finalist for the “Solar Projects in North America” category of the Intersolar Award 2012. The Intersolar Award is presented each year to award innovation in the international solar industry.

•	In July 2012, JinkoSolar modules passed the salt mist corrosion test in accordance with the International Electro technical Commission (IEC) 61701 standards. The test results demonstrate the strong durability of JinkoSolar modules in harsh environmental conditions.

•	In August 2012, JinkoSolar modules passed potential induced degradation tests under 85 degrees Celsius/85% relative humidity conditions conducted by TUV-SUD and the Canadian Standards Association. The test results demonstrate the strong performance capability of JinkoSolar modules when exposed to hot and humid conditions.

Operations and Business Outlook

Third Quarter 2012 Guidance

Based on current operating and market conditions, JinkoSolar’s total solar module shipments for the third quarter of 2012 are expected to be approximately 250 MW to 280 MW, as compared to the 223.0 MW of module shipments made during the second quarter of 2012. JinkoSolar’s in-house annual silicon wafer, solar cell and solar module production capacity are each expected to be approximately 1,200 MW by the end of 2012.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, August 23, 2012 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

5

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, August 31, 2012. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	16645451

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2GW each for silicon wafers, solar cells and solar modules as of June 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States generally accepted accounting principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP earnings (loss) per share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

6

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Exchange Rate Information

The U.S. dollars (US$) amounts disclosed in this press release are presented solely for the convenience of the readers. Translations of amounts from RMB into U.S. dollars for the convenience of the readers were calculated at the certified exchange rate of US$1.00 = RMB6.3530 on June 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

7

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

8

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	USD
Revenues from third parties	2,266,012	990,450	1,180,267	185,781

Revenues from related parties	-	69,632	57,724	9,086

Total revenues	2,266,012	1,060,082	1,237,991	194,867

Cost of revenues	(1,689,627)	(1,053,050)	(1,134,401)	(178,561)

Gross profit	576,385	7,032	103,590	16,306

Operating expenses:
Selling and marketing	(97,754)	(77,868)	(90,433)	(14,235)
General and administrative	(60,773)	(91,645)	(77,561)	(12,209)
Research and development	(7,994)	(13,653)	(18,107)	(2,850)
Provision for advance to suppliers	-	(129,843)	-	-

Total operating expenses	(166,521)	(313,009)	(186,101)	(29,294)

Income/(loss) from operations	409,864	(305,977)	(82,511)	(12,988)
Interest expense, net	(45,732)	(58,814)	(54,828)	(8,630)
Convertible senior notes issuance costs	(30,154)	-	-	-
Subsidy income	1,643	284	-	-
Exchange (loss)/gain	(5,815)	29,730	(124,976)	(19,672)
Other income/(expense), net	610	(2,082)	(1,999)	(315)
Change in fair value of forward contracts	(30,088)	(972)	(53,198)	(8,374)
Change in fair value of convertible senior notes and capped call options	(20,059)	(18,423)	(3,266)	(514)
Income/(loss) before income taxes	280,269	(356,254)	(320,778)	(50,493)
Income tax (expense)/benefit	(45,007)	-	10,290	1,620
Net income/(loss)	235,262	(356,254)	(310,488)	(48,873)
Less: Net loss/(income) attributable to non-controlling interests	-	17	(2)	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	235,262	(356,271)	(310,486)	(48,873)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.47	(4.01)	(3.50)	(0.55)
Diluted	2.23	(4.01)	(3.50)	(0.55)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	9.87	(16.04)	(14.00)	(2.20)
Diluted	8.91	(16.04)	(14.00)	(2.20)

Weighted average ordinary shares outstanding:
Basic	95,335,454	88,786,920	88,740,778	88,740,778
Diluted	104,605,911	88,786,920	88,740,778	88,740,778

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income (loss)	235,262	-356,254	-310,488	-48,873
Other comprehensive income:
-Foreign currency translation adjustments	-205	720	-247	-39
Comprehensive income (loss)	235,057	-355,534	-310,735	-48,912
Less: comprehensive income (loss) attributable to non-controlling interest	-	17	-2	-
Comprehensive income (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	235,057	-355,551	-310,733	-48,912

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	235,262	(356,271)	(310,486)	(48,873)

Change in fair value of convertible senior notes and capped call options	20,059	18,423	3,266	514

Convertible senior notes issuance costs	30,154	-	-	-

4% of interest expense of convertible senior notes	3,997	7,751	7,746	1,219

Exchange gain on convertible senior notes and capped call options	(3,012)	(398)	1,909	300

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	286,460	(330,495)	(297,565)	(46,840)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	3.00	(3.72)	(3.35)	(0.53)
Diluted	2.94	(3.72)	(3.35)	(0.53)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	12.02	(14.88)	(13.40)	(2.11)
Diluted	11.77	(14.88)	(13.40)	(2.11)

Non-GAAP weighted average ordinary shares outstanding -
Basic	95,335,454	88,786,920	88,740,778	88,740,778
Diluted	97,363,114	88,786,920	88,740,778	88,740,778

9

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011 (Note 1)	June 30, 2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalent	433,851	466,186	73,380
Restricted cash	146,175	151,406	23,832
Short-term investments	494,215	627,951	98,843
Accounts receivable, net - related parties	31,010	146,331	23,033
Accounts receivable, net - third parties	1,600,207	1,804,734	284,076
Notes receivable	17,280	2,489	392
Advances to suppliers, net - related parties	-	454	71
Advances to suppliers, net - third parties	208,104	184,286	29,008
Inventories	798,075	926,959	145,909
Forward contract receivables	64,955	16,188	2,548
Other receivables—related parties	691	2,517	396
Project assets	-	327,078	51,484
Prepayments and other current assets	813,910	527,439	83,021

Total current assets	4,608,473	5,184,018	815,993

Non-current assets:
Long term investment	-	7,200	1,133
Property, plant and equipment, net	3,840,799	3,513,074	552,979
Land use rights, net	368,043	364,851	57,430
Intangible assets, net	3,656	6,115	963
Advances to suppliers to be utilized beyond one year	209,631	47,600	7,493
Capped call options	16,408	9,742	1,533
Other assets	129,388	192,227	30,258

Total assets	9,176,398	9,324,827	1,467,782

LIABILITIES
Current liabilities:
Accounts payable - related parties	35,888	104,824	16,500
Accounts payable - third parties	340,999	958,970	150,948
Notes payable	909,831	943,197	148,465
Accrued payroll and welfare expenses	176,648	176,044	27,710
Advances from third party customers	85,524	51,214	8,061
Income tax payables	32,884	884	139
Other payables and accruals	813,027	969,432	152,595
Other payables due to a related party	1,094	1,628	256
Forward contract payables	5,524	32,808	5,164
Bonds payable and accrued interest	1,039,635	724,875	114,100
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,200,032	2,328,485	366,518
Guarantee liabilities	1,500	1,500	236

Total current liabilities	5,642,586	6,293,861	990,692

Non-current liabilities:
Long-term borrowings	155,500	275,000	43,287
Accrued warranty costs – non-current	85,362	90,220	14,201
Convertible senior notes	387,777	404,301	63,639
Forward contract payables-long term	-	17,745	2,793

Total long term liabilities	628,639	787,266	123,920

Total liabilities	6,271,225	7,081,127	1,114,612

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,740,778 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	13	13	2
Additional paid-in capital	1,507,225	1,517,442	238,854
Statutory reserves	178,984	178,984	28,173
Accumulated other comprehensive (loss)/income	(135)	338	53
Treasury stock, at cost; 1,028,920 and 1,723,200 shares of ordinary shares as of December 31, 2011 and June 30, 2012, respectively	(8,354)	(13,875)	(2,184)
Retained earnings	1,217,457	550,700	86,683

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,895,190	2,233,602	351,581

Non-controlling interests	9,983	10,098	1,589

Total liabilities and shareholders' equity	9,176,398	9,324,827	1,467,782

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2011 was derived from the audited consolidated financial statements.

10